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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ECC International Corp.
(Name of Subject Company (Issuer))

CDA Acquisition Corporation (Offeror)
 Cubic Corporation (Parent of Offeror)
 (Names of Filing Persons)

COMMON STOCK
PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

268255106
(CUSIP Number of Class of Securities)

William L. Hoese, Esq.
Assistant General Counsel
Cubic Corporation
9333 Balboa Avenue
San Diego, CA 92123
(858) 277-6780
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
 Barbara L. Borden, Esq.
Cooley Godward LLP
4401 Eastgate Mall
San Diego, Ca 92121-9109
(858) 550-6000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)

$43,714,241	$8,743

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $5.25 (i.e. the per share tender offer price) and (ii) 8,326,522, the estimated number of shares of ECC International Corp. ("ECC") common stock to be acquired in this tender offer and the merger (including 415,500 shares of ECC common stock issuable upon the exercise of outstanding options having an exercise price per share less than or equal to $5.25 and 3,000 shares of ECC common stock expected to be issued pursuant to ECC's 2002 Employee Stock Purchase Plan).
(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 0.02% of the transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEMS 1-9, AND ITEM 11.

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by CDA Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Cubic Corporation, a Delaware corporation ("Cubic"), to purchase all the outstanding shares of common stock, par value $0.10 per share, of ECC International Corp., a Delaware corporation ("ECC"), at a purchase price of $5.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2003, and in the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Schedule TO is being filed on behalf of the Purchaser and Cubic. The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal, are hereby incorporated by reference in answer to Items 1-9 and 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS

        Not Applicable.

ITEM 12. EXHIBITS

(a)(1)	Offer to Purchase, dated August 27, 2003.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Joint Press Release issued by Cubic Corporation and ECC International Corp. on August 21, 2003.
(a)(8)	Summary Newspaper Advertisement published in The New York Times on August 27, 2003.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of August 20, 2003, by and among Cubic Corporation, CDA Acquisition Corporation and ECC International Corp.
(d)(2)	Form of Stockholder Tender Agreement dated as of August 20, 2003, between Cubic Corporation and selected stockholders of ECC International Corp.
(d)(3)	Confidentiality Agreement, dated June 20, 2003, between Cubic Corporation and ECC International Corp.
(d)(4)	Exclusivity Agreement, dated July 28, 2003, between Cubic Corporation and ECC International Corp., and extension of Exclusivity Agreement dated August 6, 2003.
(g)	Not applicable.
(h)	Not applicable.

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SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CDA ACQUISITION CORPORATION
By:	/s/ JOHN D. THOMAS Name: John D. Thomas Title: Vice President and Treasurer
CUBIC CORPORATION
By:	/s/ WILLIAM W. BOYLE Name: William W. Boyle Title: Vice President and Chief Financial Officer
Dated: August 27, 2003

3

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Offer to Purchase, dated August 27, 2003.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Joint Press Release issued by Cubic Corporation and ECC International Corp. on August 21, 2003.
(a)(8)	Summary Newspaper Advertisement published in The New York Times on August 27, 2003.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of August 20, 2003, by and among Cubic Corporation, CDA Acquisition Corporation and ECC International Corp.
(d)(2)	Form of Stockholder Tender Agreement dated as of August 20, 2003, between Cubic Corporation and selected stockholders of ECC International Corp.
(d)(3)	Confidentiality Agreement, dated June 20, 2003, between Cubic Corporation and ECC International Corp.
(d)(4)	Exclusivity Agreement, dated July 28, 2003, between Cubic Corporation and ECC International Corp., and extension of Exclusivity Agreement dated August 6, 2003.
(g)	Not applicable.
(h)	Not applicable.

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  ITEMS 1-9, AND ITEM 11.
  ITEM 10. FINANCIAL STATEMENTS
  ITEM 12. EXHIBITS
SIGNATURES
INDEX TO EXHIBITS